TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES DATES FOR ITS THIRD QUARTER 2018 RESULTS

Toronto, Ontario, October 16, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") will release its third quarter 2018 financial results after market hours on Tuesday, November 6th, 2018.

CONFERENCE CALL

A conference call will be held on Wednesday, November 7th, 2018 at 8:30 a.m. (Eastern Time) for a discussion with management regarding the Company's operating performance and financial results for the third quarter 2018. A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: **1-800-319-6413** or International number: **1-604-638-9010**, passcode: 2696#

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com